AMERICAN OIL & GAS INC.
                          Suite 400 - 601 West Broadway
                              Vancouver, BC V5Z 4C2
                            americanoilngas@gmail.com
                       Telephone & Facsimile (888)609-1173
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                                                                    May 21, 2012

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:  American Oil & Gas Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed April 17, 2012
     File No. 333-180164

Dear Mr. Schwall,

Thank you for your assistance in the review of our filing. In response to the verbal comments your office provided on May 17, 2012 we have the following response.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We have more clearly described our election to opt out of the extended transition period under Section 107(b) of the JOBS Act and have indicated that our election is irrevocable.

     Section 107 of the JOBS Act provides that an "emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Closing Comments

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Robert Gelfand
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Robert Gelfand
President & Director

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